Exhibit 99.1

Form 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

DHX Media Ltd. (the “Company”)
5657 Spring Garden Road, Suite 505
Halifax, NS B3J 3R4

Item 2	Date of Material Change

September 23, 2019

Item 3	News Release

The news release was disseminated through Canada NewsWire and PR Newswire and filed on SEDAR and on Form 6-K with EDGAR on September 23, 2019.

Item 4	Summary of Material Change

The Company announced year-end financial results, company rebranding and management and business reorganization.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced its fourth quarter ("Q4 2019") and year-end results ("Fiscal 2019") for the period ended June 30, 2019. The Company also announced that it will change its name to WildBrain and has begun rolling out a new corporate brand identity. Additionally, the Company announced a management and business reorganization to advance its strategic priorities, and has appointed a new Chief Financial Officer ("CFO").

Financial Highlights for Q4 and Fiscal 2019 (All currency figures are CAD):

•	Q4 2019 revenue rose 12% to $108.8 million vs $97.4 million in Q4 2018; full year revenue grew to $439.8 million vs $434.4 million in Fiscal 2018.

•	WildBrain revenue rose 25% to $17.9 million vs Q4 2018 and was up 20% year-over-year to $69.0 million.

•	Distribution revenue (excluding WildBrain) grew 46% to $16.6 million vs Q4 2018 and was down 10% year-over-year to $59.8 million.

•	Consumer products-owned revenue grew 22% to $38.6 million vs Q4 2018, and rose 11% year-over-year to $160.3 million, driven by Peanuts.

•	Adjusted EBITDA grew to $20.2 million in Q4 2019 vs $16.0 million in Q4 2018; adjusted EBITDA for Fiscal 2019 was $79.6 million vs $97.5 million in the prior year. Fiscal 2019 adjusted EBITDA was reduced by $17.5 million due to the sale of a minority stake in Peanuts to Sony1.

•	Cash flow from operations increased to $44.5 million for Fiscal 2019 vs $13.4 million in Fiscal 2018.

•	Net loss for Q4 2019 was $62.8 million, or ($0.47) per share, vs a net loss of $21.6 million, or ($0.16) per share in Q4 2018. Net loss for Fiscal 2019 was $101.5 million, or ($0.75) vs a net loss of $14.1 million, or ($0.10) per share, a year ago. Net loss for the full year was mainly impacted by a $104.9 million write-down in 2H 2019 and a higher portion of net income to non-controlling interests of $23.3 million.

•	$223.8 million was paid down on the term loan and $16.4 million on the revolving credit facility during Fiscal 2019.

For additional details of the Company’s financial results for Q4 2019 and Fiscal 2019, see the Company’s audited annual financial statements for the year ended June 30, 2019 and the associated management’s discussion and analysis available on www.sedar.com.

Company-Wide Rebranding as WildBrain

The Company's comprehensive rebrand to WildBrain includes a new logo and website. A new tagline for the Company – "Imagination runs wild" – speaks to becoming the best home for talent and a place where creativity comes first. The Company's website can now be found at www.wildbrain.com. The Company's YouTube business, formerly known as "WildBrain," has been renamed "WildBrain Spark."

The Company will be exhibiting at the upcoming major trade conferences, Brand Licensing Europe and MIPCOM, under the new Company brand WildBrain.

Shareholders of the Company will be asked to approve a special resolution to change the corporate name to WildBrain at the upcoming 2019 Annual Meeting of Shareholders, which is expected to be scheduled for December 2019. Following approval, the Company also expects to change its ticker on the Toronto Stock Exchange ("TSX") and NASDAQ to "WILD". Until that time, the Company will continue to report under the DHX Media name and to trade on both stock exchanges under its present symbols, DHX on the TSX and DHXM on the NASDAQ.

Management and Business Reorganization to Support Company's Strategy

As part of its strategic repositioning, subsequent to year-end the Company's new CEO initiated a reorganization of its management team to simplify the organizational structure and reduce costs. These initiatives began in Q1 2020 and are expected to be completed by the end of Fiscal 2020. As a result, the Company expects to incur one-time cash reorganization charges in the range of $10.0 - $12.0 million that are expected to generate annual savings of approximately $10.0 million. A portion of these savings will be redeployed to invest in growth areas of the business including the Company’s AVOD business and brands.

As part of this reorganization, Aaron Ames, Chief Operating Officer ("COO"), has been appointed CFO effective immediately, succeeding Doug Lamb, who has decided to step down. To ensure a smooth transition, Lamb will remain with the Company in an advisory role until October 31, 2019. The COO position will not be replaced.

Disclaimer

This report contains “forward-looking statements” under applicable securities laws with respect to the Company including, without limitation, statements regarding the assets of the Company and the business strategies and operational activities of the Company. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties and are based on information currently available to the Company. Actual results or events may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations, among other things, include factors discussed in materials filed with applicable securities regulatory authorities from time to time including matters discussed under “Risk Factors” in the Company’s most recent Annual Information Form and annual Management Discussion and Analysis, which also form part of the Company’s annual report on Form 40-F filed with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law.

5.2	Disclosure of Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) and (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

No information has been omitted from this report on the basis that it is confidential information.

Item 8	Executive Officer

For further information, please contact James Bishop – Acting General Counsel, +1 902 423 0260.

Item 9	Date of Report

October 3, 2019